U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Tantech Holdings (Lishui) Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Private Placement

On May 27, 2021, TANTECH HOLDINGS LTD (“Tantech”) entered into a securities purchase agreement (the “Securities Purchase Agreement”), pursuant to which Tantech agreed to sell securities to various purchasers (the “Purchasers”) in a private placement transaction (the “Private Placement”).

Pursuant to the Securities Purchase Agreement, Tantech agreed to transfer, assign, set over and deliver to the Purchasers and the Purchasers agree, severally and not jointly, to acquire from Tantech in the aggregate 5,380,000 of Tantech’s common shares (the “Shares”) at USD$1.30 per share for USD$6,994,000. There will be 41,274,097 common shares outstanding after the issuance of the Shares purchased.

At the closing, Tantech shall deliver a request to its transfer agent who shall issue to each Purchaser certificates or statements representing the Shares to be acquired by such Purchaser, and each Purchaser shall deposit the RMB equivalent of his purchase price into the bank account controlled by one of Tantech’s subsidiaries in China. The Private Placement is expected to close on or before June 11, 2021, subject to satisfaction of customary closing conditions.

The Shares are being sold in transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on Regulation S thereunder. Each of the Purchaser understands that the Shares have not been registered under the Securities Act. Such Purchaser will not sell or otherwise dispose of the Shares without registration under the Securities Act, and under applicable state securities or “Blue Sky” laws, or pursuant to an exemption therefrom.

A copy of the Securities Purchase Agreement is filed as exhibit 10.1 to this report and are incorporated by reference herein. The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

On May 27, 2021, the Company issued a press release announcing the Private Placement. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit
10.1	Securities Purchase Agreement, dated May 27, 2021, by and between Tantech Holdings Ltd and the Purchasers.
99.1	Press Release dated May 27, 2021

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Title: Chief Executive Officer

Dated: May 27, 2021